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Direct Dial Number	E-Mail Address
(212) 455-7614	elewandowski@stblaw.com

May 6, 2021

VIA EDGAR

Re:	TaskUs, Inc.
Registration Statement on Form S-1
Filed April 12, 2021
File No. 333-255190

Edwin Kim, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (“TaskUs” or the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 relating to the offering of shares of the Registrant’s Class A common stock. Amendment No. 1 has been revised in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) and to reflect certain other changes, including the inclusion of the Registrant’s unaudited financial statements as of and for the three month period ended March 31, 2021. All references below to page numbers refer to page numbers of Amendment No. 1.

Amendment No. 1 includes the expanded subsequent event disclosures on pages F-48 through F-50 that TaskUs proposed in its April 29, 2021 letter responding to the Staff’s April 27, 2021 comment letter, as supplemented to incorporate additional disclosure regarding the unvested amount of compensation expense relating to certain IPO-related equity grants, as discussed in our telephone conversation with the Staff on May 4, 2021. The dollar amounts in the additional disclosures will be populated in a subsequent pre-effective amendment to the Registration Statement that includes the expected price range for the offering.

In addition, Amendment No. 1 includes on pages F-16 through F-17 revisions to the Registrant’s audited financial statements for the years ended December 31, 2020 and 2019. Subsequent to the issuance of the financial statements, the Registrant determined that it had improperly classified the cash outflows related to purchases of property and equipment for the years ended December 31, 2020 and 2019, and the Registrant has revised their consolidated statement of cash flows for both years accordingly. In addition, the Registrant adjusted the presentation of unrealized foreign exchange gains and losses on forward contracts on the statement of cash flows for the years ended December 31, 2020 and 2019, which had an impact on changes in other receivables, prepaid expenses, and other current assets but no impact to net cash flows provided by operating activities.

Securities and Exchange Commission	2	May 6, 2021

The error related to the improper classification of cash outflows related to purchases of property and equipment was identified by management in the course of preparing the applicable support for the quarterly financial statements for the three months ended March 31, 2021. The Registrant determined that the error arose as a result of a deficiency in the internal controls related to its financial reporting process, primarily related to the lack of appropriately designed and implemented controls over the review of the statement of cash flows. Management concluded that their review of the consolidated statement of cash flows was not appropriately designed in order to ensure a tie-out was performed that was inclusive of all variables related to calculating the cash purchases for property and equipment, specifically prior year accruals. While the identified error is quantitatively material, the Registrant assessed that the error was not qualitatively material due to a number of factors in accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, most notably that the error does not impact the consolidated statement of income and consolidated balance sheets and therefore does not alter profitability or compliance metrics. Accordingly, the cash flow process deficiency does not rise to a level of material weakness because the Registrant does not believe the resulting misstatement is material to the users of the financial statements. However, the deficiency does warrant the attention of those charged with governance. In making this conclusion, the Registrant further considered that (a) the scope of the misstatement and deficiency is limited to specific line items within the statement of cash flows, which require additional inputs in order to determine the appropriate disclosure as compared to singular balance sheet or trial balance accounts, (b) due to the limited scope of the misstatement and deficiency, the maximum potential misstatements have already occurred and have been identified, (c) potential errors in the current period and in future periods is remote. In addition, TaskUs has expanded its risk factor disclosures on page 67 in regard to its internal controls over financial reporting.

Securities and Exchange Commission	3	May 6, 2021

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Joshua Ford Bonnie at 202-636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Jan Woo

Robert Littlepage

Claire DeLabar

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Balaji Sekar

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts